Exhibit C
ASM



                                                            ASM International NV
                                                             Jan van Eycklaan 10
                                                               3723 BC Bilthoven
                                                                 The Netherlands
                                                         Tel:  (31) 30-229 84 11
                                                         Fax:  (31) 36-228 74 69
                                                             Chamber of Commerce
                                                                Utrecht 30037466



Mellon HBV Alternative Strategies UK Limited
Mellon Financial Center
Queen Victoria Street
London EC3V 4LA
United Kingdom

Bilthoven, 27 March 2006

Subject:  Your letters of March 15 and 17, 2006

Dear Sirs:

This will respond to your letters of 15 and 17 March 2006 including requests to add four (4) items to the agenda of our 18 May general meeting of shareholders
(GMS).

     1. The first resolution purports the declaration of a dividend in kind by distribution of ASMI's interest (or a portion thereof) in ASM PT to its shareholders.

          We have noted that the purpose of your request is not that the resolution as proposed is adopted but to create pressure on the management of ASMI to pursue the divesture of ASM PT. As you are aware the merits of our business strategy will be discussed at the 18 May GMS. The relevant agenda item will be listed as: "discussion of the current business model" (bespreking van het huidige business model). The management of ASMI and all shareholders present will have ample opportunity to express their views on ASMI's business strategy. ASMI will participate in this discussion with an open and professional mind. We therefore take issue with your statement that ASMI does not intend to change its business strategy "regardless of the discussion at the AGM", i.e your suggestion that the outcome of the meeting is a forgone conclusion as far as the management of ASMI is concerned.

          There will be an opportunity for Mellon -- and indeed for all shareholders of ASMI - to present its views on ASMI's strategy at the forthcoming GMS in the framework of the agenda item as referred to above. Your request to include an agenda item as per your proposal is unnecessarily confrontational and is no contribution towards a sensible exchange of views on ASMI's direction and future.

          There is also no legal basis for your request. The transfer of company assets to shareholders by way of a distribution in kind is not a shareholder discretion. The GMS has no authority to adopt a resolution as per your proposal. Consequently you have no interest (geen belang) that a proposal to adopt a resolution to transfer ASM PT to shareholders be included in the agenda. We will, however, include the item as an item "for discussion purposes", unless you would indicate that you do not wish us to do this.

          Please note in respect that we will be finalizing our proxy statements for processing, review and subsequent printing by no later than 31 March.

          You should also be aware that any distribution of reserves would be limited by law to the amount of distributable reserves available on the relevant balance sheet date.

          Finally, any resolution to declare a distribution of reserves would require the approval of the managing board and the supervisory board of our company (section 32.10 articles of association ASMI).

          The explanatory note which you have proposed will be added to the agenda in a manner consistent with past and current practice of ASMI shareholder meetings, i.e in a short form similar to the explanatory notes to the agenda items put forward by the managing board and the supervisory board. A draft of what we propose to send to shareholders with the agenda (and which we shall include in our proxy statements) is annexed hereto. If you have any comments please let us know by no later than 31 March. Of course there will be sufficient opportunity in the GMS to present your views.

     2. Your second proposed item for the agenda concerns the improvement of our reporting transparency. It is proposed that ASMI adopts reporting in detailed quarterly results without consolidation of ASM PT.

          We will include this item on the agenda for discussion purposes. At the time we will make our views on this matter known in the GMS and we are looking forward to discussing these issues with you and the other shareholders.

     3. Your third proposal for the agenda of the GMS concerns the application of the "structuurregime".

          We  will  put  this  on  the   agenda  of  the  GMS  as  an  item  for
          discussion/explanation purposes.

     4. Your fourth and final proposal for the agenda relates to ASMI's application of provision IV.I.1 of the Tabaksblat Code. ASMI has deviated from this provision and chosen to apply the parameters of section 2:133 para 2 civil code. Again, we will put his item on the agenda for discussion/explanation purposes.

We recognize the importance of a constructive dialogue and an exchange of ideas as mentioned in your 15 March letter. We feel that as a public company listed both in the Netherlands and in the United States, such discussion should be held in the appropriate forum and at the appropriate time, i.e. the shareholders meeting. We have no objections against initiatives from individual shareholders. However, we would always expect that these actions are sincerely motivated by concerns about the well being of the company and not only about the interests of particular stakeholders.

Very truly yours,



ASM International N.V.

/s/ [signature]

AJM van der Ven

Chief Financial Officer

Additional agenda items proposed by Mellon

                     Agenda item 17
     Proposal to declare a dividend payment in kind

This item will be discussed.

This agenda item is included in the agenda at the request of Mellon HBV Alternative Strategies UK Limited. The request is based on section 2:114(a) Dutch Civil Code.

The General Meeting of Shareholders is asked to discuss [and vote upon] a dividend payment in kind - ultimately before 1 October 2006 -- out of the annual profit and/or distributable reserves - of the ASM PT shares held by the company to the holders of regular shares of the company up to the maximum number legally owned and minus such number of ASM PT shares as is required to meet certain cash requirements.

Mellon HBV Alternative Strategies UK Limited ("Mellon") has sent an explanatory note to the company.

A summary of the explanatory note is as follows:

According to Mellon there is no business rationale of ASMI maintaining the ASM PT participation. It is of the opinion that front-end line of business (ASMI) and back-end Iine of business (ASM PT) are two different lines of business organised as to separate entities. It is also of the opinion that ASMI is not the appropriate custodian of a single investment with an (pound) 950 million market value because of its (ASMI's) large structural losses. Mellon further says that the ASM PT' participation removes normal commercial discipline from the front-end line of business by allowing it to accumulate losses and increase its debt attracted by the value of the ASM PT holding and not on the viability of ASMI front-end business. Finally Mellon says that the distribution of ASM PT shares to ASMI's shareholders will unlock value because the value of the ASM PT participation is larger than the market value of ASMI.

Mellon continues to elaborate on certain funding aspects which would have to be dealt with upon distribution in kind of the ASM PT participation and discusses various alternatives structures such as a split (juridische splitsing") of ASMI into two companies and a sale of the front-end business portfolio in a controlled auction.

                     Agenda item 18

Improvement  of  reporting  transparency,  by  reporting  in detailed  quarterly results without consolidation of ASM PT


This item will be discussed.

This agenda item has also been included in the agenda at the request of Mellon on the basis of articles 2: 114 (a) Dutch Civil Code.

Mellon has sent to the company an explanatory note from which the following is an excerpt.

Mellon is of the opinion that, whilst ASMI publishes its quarterly financials on a consolidated basis and ASM PT presents its financials only on a semi-annual basis, it is not possible to segregate the front-end business and accurately assess its performance. It is of the opinion that improvement in transparency with regard to quarterly reports on ASMI front-end business is required.


                     Agenda item 19
                    Structure Regime

This item will be discussed.

This agenda item has also been included in the agenda at the request of Mellon on the basis of article 2:114 (a) Dutch Civil Code

Mellon has asked ASMI to educate the general meeting of shareholders whether or not it meets the criteria of the structure regime ("structuurregime").


                     Agenda item 20
            Dutch Corporate Governance Code

This item will be discussed.

This agenda item has also been included in the agenda at the request of Mellon on the basis of article 2:114 (a) Dutch Civil Code

Mellon has asked to explain to the general meeting of shareholders why it is not being proposed to amend the articles of association of the company to bring these in line with best practice provision IV .1 of the Dutch Corporate Governance Code.